UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

                                  Press Release
                                October 24, 2002

     Central American Bottling Corporation  (CabCorp),  the main PepsiCo bottler in Central  America,  with  operations in Guatemala,  Honduras,  El Salvador and
Nicaragua,  and Companhia de Bebidas das  Américas  (AmBev),  the largest brewer in Latin  America and the fifth  largest  brewer in the world,  announced today that they  completed an alliance to jointly  explore the Central  American and  Caribbean  beer  markets.

     The joint venture will allow both companies to combine AmBev's  production, marketing  and  selling  best  practices  in the  beer  segment  with  CabCorp's distribution efficiency and expertise in Central American beverages market, thus leading to a strong player in the region.

     The new entity will  increase  CabCorp's  position  within the  competitive
Central American  beverages  markets and will provide AmBev with low-risk access to the beer industry in that region.

For additional information, please contact the Investor Relations Department:

             Dana Voelzke                 Alexandre Saddy
            (5511) 3741-7560             (5511) 3741-7553
           acdanav@ambev.com.br         acars@ambev.com.br

                                WWW.AMBEV-IR.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.